Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN DECLARES INCREASED QUARTERLY DIVIDEND

Hong Kong, China, January 24, 2008 – Seaspan (NYSE: SSW) today declared a quarterly cash dividend of $0.475 per share on its common and subordinated shares for the three months ended December 31, 2007, representing a total cash distribution of $27.4 million.  The cash dividend is payable on February 15, 2008 to all shareholders of record on February 1, 2008.

Gerry Wang, Chief Executive Officer of Seaspan, commented, “Our dividend for the fourth quarter of 2007 represents an increase of 6.4% from the previous regular quarterly dividend of $0.44625 per share and marks the second increase in our quarterly dividend since our IPO in August of 2005. Since going public, we have declared cumulative dividends of $4.19 per share during a time in which we have expanded our contracted fleet via accretive acquisitions by more than 243% on a TEU basis to more than 400,000 TEU.”

Mr. Wang added, “Currently, Seaspan has locked-in revenues totalling more than $7.1 billion. We believe our disciplined approach to securing 100% of our vessels on long-term time charters with a portfolio of leading, high credit quality liner operators provides significant protection against challenging market conditions and serves as an important differentiator for our Company. In addition to our considerable time charter coverage, our strong financial position, including potential available debt capacity of approximately $1 billion, bodes well for Seaspan to take advantage of future growth opportunities that meet our comprehensive and strict acquisition criteria. As we continue to expand our distributable cash through the successful execution of our long term growth plan through a high-return, low-risk business strategy, we remain committed to our goal of providing sizeable and growing dividends to our shareholders in both the short term and long term.”

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters.  Seaspan’s contracted fleet of 68 containerships consists of 29 containerships in operation and 39 containerships to be delivered over approximately the next 4 years.  Seaspan’s operating fleet of 29 vessels has an average age of approximately 4 years and an average remaining charter period of approximately 8 years.  All of the 39 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 11 years in duration from delivery.  Seaspan’s customer base consists of seven of the world’s largest, publicly traded liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW”.

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

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